Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

July 25, 2022

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Trans Global Group, Inc.

Registration Statement on Form 10-12G

Filed June 8, 2022

File No. 000-56383

Dear Mr. Holt:

On behalf of Trans Global Group, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated July 1, 2022, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-12G/A, Amendment No. 4 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 4 to Form 10-12G filed June 8, 2022

Item 1. Business

Challenges with Having Operations in China, page 5

Comment 1.	We note your response to comment 1. Please revise to create a separate Enforceability of Civil Liabilities section within Item 1 for the discussion of the enforcement risks related to civil liabilities due to you conducting your business in China and your assets and sole officer and director being located in China. Please identify your sole officer and director located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on this individual. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response 1.	A section entitled “Enforceability of Civil Liabilities” has been included in Item 1.

Comment 2.	We note your response to comment 2. Please revise to clarify that trading in your securities also may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the HFCAA.

Response 2.	We have added additional disclosure to the Risk Factor entitled “Although the audit report included in this prospectus was issued by Singapore based auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.”

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

/s/ Scott C. Kline
Scott C. Kline

cc	Chen Ren
Trans Global Group, Inc.